SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                                  Kookmin Bank
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Common Stock, par value Korean Won 5,000 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    50049M109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                               New York, NY 10004
                                 (212) 902-1000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 14, 2001
             -------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50049M109

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Goldman Sachs Group, Inc.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                        (b)  |_|

    3    SEC USE ONLY


    4    SOURCE OF FUNDS

         AF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)   |_|

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                              7    SOLE VOTING POWER
                                   0
           NUMBER OF
            SHARES            8    SHARED VOTING POWER
         BENEFICIALLY              30,497,464
           OWNED BY
        EACH REPORTING
            PERSON            9    SOLE DISPOSITIVE POWER
             WITH                  0

                              10   SHARED DISPOSITIVE POWER
                                   30,497,464

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         30,497,464

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |_|

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.8%

   14    TYPE OF REPORTING PERSON

         CO, HC

CUSIP No. 50049M109

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman Sachs (Asia) L.L.C.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                        (b)  |_|

    3    SEC USE ONLY


    4    SOURCE OF FUNDS

         AF, WC, OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)   |_|

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                              7    SOLE VOTING POWER
                                   0
           NUMBER OF
            SHARES            8    SHARED VOTING POWER
         BENEFICIALLY              30,497,464
           OWNED BY
        EACH REPORTING        9    SOLE DISPOSITIVE POWER
            PERSON                 0
             WITH
                              10   SHARED DISPOSITIVE POWER
                                   30,497,464

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         30,497,464


   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |_|

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.8%

   14    TYPE OF REPORTING PERSON

         OO

CUSIP No. 50049M109

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman Sachs Capital Koryo Gen Par, L.L.C.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                        (b)  |_|

    3    SEC USE ONLY


    4    SOURCE OF FUNDS

         AF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)   |_|

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                              7    SOLE VOTING POWER
                                   0
           NUMBER OF
            SHARES            8    SHARED VOTING POWER
         BENEFICIALLY              29,600,010
           OWNED BY
        EACH REPORTING        9    SOLE DISPOSITIVE POWER
            PERSON                 0
             WITH
                              10   SHARED DISPOSITIVE POWER
                                   29,600,010

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         29,600,010


   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |_|

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.6%

   14    TYPE OF REPORTING PERSON

         OO

CUSIP No. 50049M109

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman Sachs Capital Koryo, L.P.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                        (b)  |_|

    3    SEC USE ONLY


    4    SOURCE OF FUNDS

         AF, WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)   |_|

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

                              7    SOLE VOTING POWER
                                   0
           NUMBER OF
            SHARES            8    SHARED VOTING POWER
         BENEFICIALLY              29,600,010
           OWNED BY
        EACH REPORTING        9    SOLE DISPOSITIVE POWER
            PERSON                 0
             WITH

                              10   SHARED DISPOSITIVE POWER
                                   29,600,010

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         29,600,010

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |_|

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.6%

   14    TYPE OF REPORTING PERSON

         PN

CUSIP No. 50049M109

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman Sachs Capital Chosun, Ltd.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                        (b)  |_|

    3    SEC USE ONLY


    4    SOURCE OF FUNDS

         AF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)   |_|

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Labuan, Malaysia

                              7    SOLE VOTING POWER
                                   0
           NUMBER OF
            SHARES            8    SHARED VOTING POWER
         BENEFICIALLY              19,553,663
           OWNED BY
        EACH REPORTING        9    SOLE DISPOSITIVE POWER
            PERSON                 0
             WITH
                              10   SHARED DISPOSITIVE POWER
                                   19,553,663

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,553,663


   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |_|

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.5%

   14    TYPE OF REPORTING PERSON

         CO

CUSIP No. 50049M109

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman Sachs Capital Shilla,, Ltd.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                        (b)  |_|

    3    SEC USE ONLY


    4    SOURCE OF FUNDS

         AF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)   |_|

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Labuan, Malaysia

                              7    SOLE VOTING POWER
                                   0
           NUMBER OF
            SHARES            8    SHARED VOTING POWER
         BENEFICIALLY              10,046,347
           OWNED BY
        EACH REPORTING        9    SOLE DISPOSITIVE POWER
            PERSON                 0
             WITH
                              10   SHARED DISPOSITIVE POWER
                                   10,046,347

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,046,347

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              |_|

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2%

   14    TYPE OF REPORTING PERSON

         CO

CUSIP No. 50049M109

                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                                  KOOKMIN BANK

Item 1.           Security and Issuer.

                  This statement on Schedule 13D relates to the common stock, par value Korean Won 5,000 per share (the "Common Stock"), of Kookmin Bank, a Republic of Korea corporation (the "Company"). The principal executive offices of the Company are located at 9-1, 2-Ga, Namdaemoon-ro, Jung-gu, Seoul, Korea 100-703.

                  The Company is a new corporation resulting from the merger between old Kookmin Bank, a Republic of Korea corporation ("Old Kookmin"), and H&CB, a Republic of Korea commercial bank principally engaged in mortgage lending and retail banking. This merger was completed on November 1, 2001.

Item 2.           Identity and Background.

                  This statement is being filed jointly by The Goldman Sachs Group, Inc. ("GS Group"), Goldman Sachs (Asia) L.L.C. ("GS Asia"), Goldman Sachs Capital Koryo Gen Par, L.L.C. ("GS Koryo Gen Par"), Goldman Sachs Capital Koryo, L.P. ("GS Koryo LP"), Goldman Sachs Capital Chosun, Ltd. ("GS Chosun,"), and Goldman Sachs Capital Shilla, Ltd. ("GS Shilla,") (GS Group, GS Asia, GS Koryo Gen Par, GS Koryo LP, GS Chosun, and GS Shilla,, collectively, the "Filing Persons"). (1)

                  Each of GS Chosun,, GS Shilla, and GS Koryo LP was formed for the purpose of investing in the securities of the Company pursuant to the transactions described in Items 3 through 6 of this Schedule 13D. GS Chosun, and GS Shilla,, each a Labuan corporation, are direct wholly owned subsidiaries of GS Koryo LP, a Cayman Islands exempted limited partnership. GS Koryo Gen Par, a Delaware limited liability company, is the sole general partner of GS Koryo LP. GS Asia is a Delaware limited liability company, which serves as the investment manager for GS Koryo LP. All the interest in each of GS Koryo Gen Par and GS Asia is owned by GS Group directly or indirectly through wholly owned subsidiaries. GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization.

                  The principal business address of each Filing Person (other than GS Group) is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong, People's Republic of China. The principal business address of GS Group is 85 Broad Street, New York, NY 10004.

                  The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in
Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director of GS Asia are set forth in Schedule II hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Koryo Gen Par, the sole managing general partner of GS Koryo LP, are set forth in
Schedule III hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Chosun, are set forth in Schedule IV hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and/or executive officer of GS Shilla, are set forth in Schedule V hereto and are incorporated herein by reference.

                  During the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I to V hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  The Filing Persons have entered into a Joint Filing Agreement, dated as of November 26, 2001, a copy of which is attached hereto as Exhibit 1.

-------------
(1) Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

Item 3.           Source and Amount of Funds or Other Consideration.

                  On May 27, 1999, GS Koryo LP and Old Kookmin entered into an Investment Agreement (the "Investment Agreement"), pursuant to which GS Koryo LP agreed to purchase from Old Kookmin, and Old Kookmin agreed to issue and sell to GS Koryo LP, (i) 30,000,000 shares of Old Kookmin's common stock, par value Korean Won 5,000 per share, at an aggregate purchase price of Korean Won 360 billion and (ii) U.S. $200 million principal amount of its 3% Subordinated Convertible Bonds Due 2005 (the "Convertible Bonds") convertible into Common Stock. The Convertible Bonds were issued pursuant to an Indenture, dated June 14, 1999, between Old Kookmin and The Bank of New York, as trustee (the "Indenture"), which is filed as Exhibit 3 hereto and is incorporated by reference herein.

                  On September 4, 2001, Old Kookmin and GS Koryo LP entered into an agreement (the "Amended Investment Agreement") to amend and restate the Investment Agreement to eliminate those provisions of the Investment Agreement that would no longer be applicable after the completion of the merger of Old Kookmin and H&CB. Pursuant to the terms of the Amended Investment Agreement, the Company is bound by the provisions of the Amended Investment Agreement applicable to Old Kookmin. The Amended Investment Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference.

                  On June 11, 1999, GS Koryo LP and GS Chosun, entered into an Assignment and Assumption Agreement whereby GS Koryo LP assigned to GS Chosun,, pursuant to Section 11.09 of the Investment Agreement, its rights to purchase shares of common stock of Old Kookmin, and GS Chosun, assumed the obligation to pay the purchase price therefor. On June 14, 1999, GS Koryo LP and GS Chosun, executed a Loan Agreement whereby GS Koryo LP made a loan to GS Chosun, in the amount of Korean Won 360 billion to be used by GS Chosun, to pay the purchase price for the shares of common stock of Old Kookmin, in consideration of which GS Chosun, issued a Secured Demand Promissory Note evidencing the loan under the Loan Agreement and pursuant to which GS Chosun, granted to GS Koryo LP a first-priority security interest in the purchased common stock and certain additional collateral.

                  On June 11, 1999, GS Koryo LP and GS Shilla, entered into an Assignment and Assumption Agreement whereby GS Koryo LP assigned to GS Shilla,, pursuant to Section 11.09 of the Investment Agreement, its rights to purchase the Convertible Bonds, and GS Shilla, assumed the obligation to pay the purchase price therefor. On June 14, 1999, GS Koryo LP and GS Shilla, executed a Loan Agreement whereby GS Koryo LP made a loan to GS Shilla, in the amount of U.S. $200 million to be used by GS Shilla, to pay the purchase price for the Convertible Bonds, in consideration of which GS Shilla, issued a Secured Demand Promissory Note evidencing the loan under the Loan Agreement and pursuant to which GS Shilla, granted to GS Koryo LP a first-priority security interest in the Convertible Bonds and certain additional collateral.

                  GS Koryo LP received its cash from contributions by its partners.

                  On November 2, 1999, GS Chosun, purchased 3,013,348 shares of common stock of Old Kookmin in a rights offering by Old Kookmin at a purchase price of $9.4978 per share, and the conversion rate of the Convertible Bonds was adjusted to account for dilution.

                  On April 23, 2001, Old Kookmin and H&CB, a Korean commercial bank principally engaged in mortgage lending and retail banking, entered into a merger agreement pursuant to which the two banks agreed to merge by combining into a new corporation to be named "Kookmin Bank" referred to herein as the Company. On November 1, 2001, such agreed upon merger was completed.

                  As a result of the merger, (a) holders of Old Kookmin common stock received one share of Common Stock of the Company for every 1.688346 shares of common stock they owned in Old Kookmin, and holders of Old Kookmin global depositary shares received one American depositary share of of the Company for every 1.688346 global depositary shares they owned; and (b) holders of H&CB common stock received one share of Common Stock of the Company for every share of common stock of H&CB they owned, and holders of H&CB American depositary shares recieved one American depositary share of the Company for every two American depositary shares they owned. Accordingly, GS Chosun, received 19,553,663 shares of Common Stock of the Company for the shares of common stock of Old Kookmin that GS Chosun, held prior to the Merger, and the Convertible Bonds held by GS Shilla, became convertible into 10,046,347 shares of Common Stock of the Company.

                  In addition, as a result of the merger, GS Asia and certain affiliated broker-dealers wholly owned by GS Group received 897,445 shares of Common Stock in exchange for the shares of common stock of H&CB and Old Kookmin held by them prior to the merger.

                  On November 14, 2001, a wholly owned subsidiary of GS Asia purchased 9 shares of Common Stock for its own account at a purchase price of Korean Won 42,100 per share to satisfy a regulatory obligation on the part of Korean broker-dealers to buy for their own account stock in odd-lot trades.

Item 4.           Purpose of Transaction.

General

                  The purpose of the acquisition of the shares of Common Stock and the Convertible Bonds (collectively, the "Securities") of the Company by GS Koryo LP, GS Chosun, and GS Shilla, is to acquire an equity interest in the Company. Pursuant to the Amended Investment Agreement, GS Koryo LP has certain rights in respect of governance, securities offerings and other matters relating to the Securities, which are described more fully below.

                  The acquisition of shares of Common Stock by GS Asia and certain other broker-dealers wholly owned by GS Group was made in the ordinary course of their business.

Governance RIGHTS

                  The Amended Investment Agreement provides GS Koryo LP with the following governance rights:

                  Board Representation. (a) Before any meeting of the stockholders of the Company at which the term of any Purchaser Nominee (defined in the Amended Investment Agreement as each of the nominees designated by GS Koryo LP for election to the board of directors of the Company) serving on the board of directors of the Company is scheduled to expire, GS Koryo LP will be entitled to designate a Purchaser Nominee for election to the board of directors of the Company as a Non-standing Director to replace such Purchaser Nominee.

                  (b) The board of directors of the Company will nominate and recommend for election to the board of directors, and the Company will use its best efforts to cause the election to its board of directors of, any Purchaser Nominee designated by GS Koryo LP pursuant to the preceding paragraph.

                  (c) The board of directors of the Company will use its best efforts to nominate and recommend an additional nominee designated by GS Koryo LP for election to the board of directors as a Non-standing Director when such position becomes available.

                  (d) In the event of the death, disability, resignation or removal of a Purchaser Nominee from the board of directors of the Company, GS Koryo LP will designate a replacement for such director. The board of directors will nominate and recommend such replacement for election or appointment to the board of directors and the Company will use its best efforts to cause such replacement to be elected or appointed to the board of directors at the first ordinary general meeting of stockholders following such designation.

                  (We note that pursuant to these provisions GS Koryo LP has only one nominee serving on the board of directors of the Company. This director is Henry Cornell, who is also a managing director of Goldman, Sachs & Co., a New York limited partnership and an investment banking firm, wholly owned by GS Group. At this time, GS Koryo LP has no intention to nominate a second designee to the board of directors of the Company, although it reserves the right to do so.)

                  Appointment of Observer. If GS Koryo LP declines to designate a Purchaser Nominee or the Purchaser Nominee is not elected, GS Koryo LP will be entitled to designate an individual as its observer who will be given notice of and, to the extent permitted by Korean law, be entitled to attend (but not vote at or otherwise participate in) all regular and special meetings of the board of directors of the Company. GS Koryo LP will have the right to change the person designated as the observer at any time in its sole discretion. The Company will enter into a contractual employment arrangement with any observer designated by GS Koryo LP pursuant to which such observer will receive an amount of compensation to be mutually agreed.

                  (We note that at this time GS Koryo LP does not have, and has no intention to designate, an observer to the board of directors of the Company, although it reserves the right to do so.)

                  Director and Officer Indemnification. The Company will provide to each Purchaser Nominee upon his election to the board of directors, indemnification and directors' insurance having terms and provisions no less favorable to such individual than the indemnification and directors' insurance provided to other Non-standing Directors of the Company (including coverage for matters arising in whole or in part out of any matter existing or occurring while such Purchaser Nominee was a director, even though such Purchaser Nominee may no longer be a director at the time any claim for indemnification or coverage under insurance is made).

                  Termination of Representation. The provisions under the subheadings "Board Representation" and "Appointment of Observer" will terminate, and GS Koryo LP will no longer be entitled to designate Purchaser Nominees for election to the board of directors or an observer, at such time as the Minimum Holding Condition is no longer satisfied. The Minimum Holding Condition is defined in the Amended Investment Agreement as the condition that any shares of Common Stock (i) purchased by GS Koryo LP under the Investment Agreement, (ii) issued upon conversion of Convertible Bonds or (iii) received pursuant to a stock split, stock dividend, stock reclassification, merger, exchange, combination, consolidation or other recapitalization by the Company, or the exercise of any subscriptions, options, conversion rights, warrants, or other agreements, securities or commitments of any kind obligating the Company or any of its subsidiaries to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any equity securities of the Company or any of its subsidiaries, distributed to stockholders of the Company generally or the exercise of preemptive rights in respect of such shares, beneficially owned by the Purchaser and each subsidiary of GS Koryo LP (including GS Chosun, and GS Shilla,) represent, in the aggregate, at least 3% of the Common Stock (including for this purpose all shares of Common Stock issuable upon conversion of Convertible Bonds beneficially owned by GS Koryo LP and its subsidiaries, but excluding shares of Common Stock issued or issuable upon conversion of the 40 million non-voting preferred shares issued by the Company to the Korea Deposit Insurance Corporation in December 1998 with an aggregate par value of Korean Won 200 billion, and all additional preferred shares issued at any time in connection with the exercise of preemptive rights with respect to Preferred Shares).

                  Compliance with Applicable Law. If at any time the obligations of the Company and the rights of GS Koryo LP will be contrary to or inconsistent with applicable law or the Articles of Incorporation of the Company, the Company will use its best efforts to enter into arrangements satisfactory to GS Koryo LP that are permissible under applicable law and the Articles of Incorporation of the Company which secure to GS Koryo LP the benefits conferred upon it by the provisions of the Amended Investment Agreement.

OFFERINGS OF SECURITIES

                  Upon request of the Purchaser, the Company will use its reasonable best efforts to assist GS Koryo LP and its affiliates in connection with any proposed offer and sale of any Securities that is not to be registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), including any efforts required to list the Convertible Bonds. The Company will, upon the request of GS Koryo LP, prepare offering documentation in customary form, and enter into an underwriting or purchase agreement containing customary terms and provisions reasonably acceptable to the Company, in connection with such a proposed offer and sale of Securities, and take all such other customary actions as may reasonably be requested to facilitate the offer and sale of such Securities. The Company will not enter into any agreement with respect to the Common Stock that is inconsistent with the preceding sentence.

COVENANTS

                  Bank Mergers. For so long as the Minimum Holding Condition is satisfied, the Company will consult with GS Koryo LP before it or any of its subsidiaries authorizes, enters into or consummates any agreement or understanding with respect to (x) a merger, amalgamation, share exchange or consolidation involving any financial institution (other than a transaction involving solely the Company and/or one or more of its subsidiaries) or (y) the acquisition of a substantial portion of the assets of any financial institution (other than a transaction involving solely the Company and/or one or more of its subsidiaries). If the Company and GS Koryo LP agree that such proposed transaction is in the best interests of the Company and its shareholders, the Company will pursue (or will cause its subsidiaries to pursue) such transaction; if there is no such agreement, the Company will not proceed (and will cause its subsidiaries not to proceed) with such transaction. (We note that Old Kookmin and GS Koryo LP reached such an agreement with respect to the merger between Old Kookmin and H&CB.)

                  Access of Certain Purchaser Affiliates. Certain affiliates of GS Koryo LP will be entitled, from time to time, to discuss with the Company, its officers, directors and independent accountants, and to make proposals, recommendations and suggestions to the Company relating to, the business and affairs of the Company. The Company will consider in good faith all legitimate proposals, recommendations and suggestions made by such affiliates. The Company will permit each such affiliate reasonable access to the properties of the Company and its subsidiaries, and to the books, records and other written information in the possession of the Company relating to its affairs, at all reasonable times.

                  Listing; Reservation. So long as GS Koryo LP holds any of the Securities, the Company will use its best efforts to ensure that the Common Stock continues to be quoted on the Korea Stock Exchange (the "KSE"). In addition, the Purchaser will have the right to request that the Company list the Convertible Bonds on the London Stock Exchange or the Luxembourg Stock Exchange, as determined by the Company. Upon such request being made, the Company will use its best efforts to effect the listing as soon as is reasonably practicable, and GS Koryo LP will cooperate with the Company to effect such listing. GS Koryo LP will pay all costs relating to such listing.

                  Registration Rights. The Company has granted GS Koryo LP demand registration rights exercisable at any time and from time to time on or after the 180th day following the Company's first registered public offering of equity securities in the United States. The Company has also granted GS Koryo LP certain piggyback registration rights subject to customary terms and conditions.

other plans and proposals

                  Except as described above or otherwise described in this
Schedule 13D, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

                  Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) reserves the right, in each case subject to (a) the restrictions contained in the Amended Investment Agreement and (b) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933 or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company,
(ii) sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions, and (iii) cause any of the Filing Persons to distribute in kind to its respective partners or members, as the case may be, shares of Common Stock or other securities owned by such Filing Person. To the knowledge of each Filing Person, each of the persons listed on Schedules I through V hereto may make similar evaluations from time to time or on an ongoing basis.

Item 5.           Interest in Securities of the Issuer.

                  (a) According to the Corporate Registry of the Company, the total number of shares of Common Stock outstanding as of November 6, 2001 is 299,697,462.

                  As of November 14, 2001, GS Chosun, directly owned 19,553,663 shares of Common Stock, representing 6.5% of the outstanding shares of Common Stock.

                  As of November 14, 2001, GS Shilla, may be deemed to beneficially own 10,046,347 shares of Common Stock through its beneficial ownership of the Convertible Bonds, representing 3.2% of the outstanding shares of Common Stock.

                  As of November 14, 2001, GS Koryo Gen Par and GS Koryo LP may each be deemed to beneficially own 29,600,010 shares of Common Stock representing 9.6% of the outstanding shares of Common Stock. Such beneficial ownership consists of GS Chosun,'s direct ownership of 19,553,663 shares of Common Stock and GS Shilla,'s beneficial ownership of 10,046,347 shares of Common Stock.

                  As of November 14, 2001, each of GS Group and GS Asia may be deemed to beneficially own 30,497,464 shares of Common Stock representing 9.8% of the outstanding shares of Common Stock. Such beneficial ownership consists of
(i) 29,600,010 shares of Common Stock which may be deemed to be beneficially owned by GS Koryo LP and GS Koryo Gen Par as described above, (ii) 897,445 shares of Common Stock acquired through ordinary course trading activities by GS Asia and affiliated broker-dealers, and (iii) nine American depositary shares held in client accounts with respect to whch GS Asia, affiliated broker-dealers or their employees have voting or investment discretion, or both ("Managed Accounts").

                  GS Group and GS Asia each disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by GS Koryo LP to the extent of partnership interests in GS Koryo LP held by persons other than GS Group or its affiliates and (ii) the American depositary shares held in Managed Accounts.

                  None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I through V hereto beneficially owns any shares of Common Stock other than as set forth herein.

                  (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

                  (c) On April 23, 2001, Old Kookmin and H&CB entered into a merger agreement pursuant to which the two banks agreed to merge by combining into a new corporation to be named "Kookmin Bank" referred to herein as the Company. On November 1, 2001, this agreed upon merger was completed. On September 4, 2001, Old Kookmin and GS Koryo LP entered into an agreement (the "Amended Investment Agreement") to amend and restate the Investment Agreement to eliminate those provisions that would no longer be applicable after the completion of the merger. In addition, at or about the date of the merger, the Company and The Bank of New York, as trustee, entered into a Supplemental Indenture (the "Supplemental Indenture") confirming the assumption by the Company of the obligations of Old Kookmin under the Indenture. We understand from Korean counsel that this assumption occurred in connection with the merger by operation of law.

                  As a result of the merger, (a) holders of Old Kookmin common stock received one share of Common Stock of the Company for every 1.688346 shares of common stock they owned in Old Kookmin, and holders of Old Kookmin global depositary shares received one American depositary share of the Company for every 1.688346 global depositary shares they owned; and (b) holders of H&CB common stock received one share of Common Stock of the Company for every share of common stock of H&CB they owned, and holders of H&CB American depositary shares received one American depositary share of the Company for every two American depositary shares they owned. Accordingly, GS Chosun, received 19,553,663 shares of Common Stock of the Company for the shares of common stock of Old Kookmin that GS Chosun, held prior to the merger, and the Convertible Bonds held by GS Shilla, became convertible into 10,046,347 shares of Common Stock of the Company.

                  Except as described elsewhere in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I though V hereto, during the past sixty days.

                  (d) Except for clients of GS Asia or its affiliated broker-dealers who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by any Filing Person.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Company.

                  Certain contracts, arrangements, understandings or relationships among the Filing Persons in connection with the Amended Investment Agreement are described in Item 3 and Item 5 above. Such descriptions are incorporated by reference into this Item 6.

                  The Filing Persons' interest in the Convertible Bonds is subject to the terms of the Indenture and the Indenture Side Letter, which are attached as Exhibit 3 hereto and are incorporated by reference herein. GS Shilla, has the right to convert its Convertible Bonds (or any portion thereof being U.S.$5,000 in principal amount or an integral multiple thereof) into shares of Common Stock of the Company at any time until one month prior to June 14, 2005, the maturity date of the Convertible Bonds. As indicated above, at the current conversion price, the Convertible Bonds would be converted into 10,046,347 shares of Common Stock if converted at this time. The conversion price may be adjusted in certain events, including mergers and issuances of additional shares of Common Stock. They bear interest at the rate of 3.00 per cent per annum and may be redeemed in whole or in part for certain tax reasons prior to their maturity date. Pursuant to the Indenture Side Letter, in the event that the Company intends to redeem outstanding Convertible Bonds in the event of changes in Korean taxes, a holder of Convertible Bonds may elect to retain its Convertible Bonds if it waives its right to receive, in respect of its Convertible Bonds, such additional payments in respect of Korean taxes as would result in the payment to such holder of the amounts of principal, premium (if any) and interest that would otherwise have been receivable by such holder in respect of payments of its Convertible Bonds in the absence of the applicable deduction or withholding. The Supplemental Indenture confirms the assumptions by the Company of Old Kookmin's rights and obligations under the Indenture.

                  Except as set forth in this statement, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I through V hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7.           Material To Be Filed as Exhibits.

Exhibit 1               Joint Filing Agreement, dated as of November 26, 2001.

Exhibit 2 Amended and Restated Investment Agreement, dated as of September 4, 2001, by and among GS Koryo LP and the Company

Exhibit 3 Indenture and Indenture Side Letter, each dated as of June 14, 1999 relating to Old Kookmin's 3.00% Subordinated Convertible Bonds Due 2005

Exhibit 4 Power of Attorney, dated as of December 8, 2000 delivered by The Goldman Sachs Group, Inc.

Exhibit 5 Power of Attorney, dated as of November 23, 2001, delivered by Goldman Sachs (Asia) L.L.C.

Exhibit 6 Power of Attorney dated as of November 20, 2001, delivered by Goldman Sachs Capital Koryo, L.P.

Exhibit 7 Power of Attorney, dated as of November 20, 2001, delivered by Goldman Sachs Capital Koryo Gen Par, L.L.C.

Exhibit 8 Power of Attorney, dated as of November 20, 2001, delivered by Goldman Sachs Capital Chosun, Ltd.

Exhibit 9 Power of Attorney, dated as of November 20, 2001, delivered by Goldman Sachs Capital Shilla, Ltd.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 26, 2001

                                          THE GOLDMAN SACHS GROUP, INC.


                                          By: /s/ Roger S. Begelman
                                              ----------------------------------
                                             Name: Roger S. Begelman
                                             Title: Attorney-in-fact


                                          GOLDMAN SACHS (ASIA) L.L.C.


                                          By: /s/ Roger S. Begelman
                                              ----------------------------------
                                              Name: Roger S. Begelman
                                              Title: Attorney-in-fact


                                          GOLDMAN SACHS CAPITAL KORYO, L.P.


                                          By: /s/ Roger S. Begelman
                                              ----------------------------------
                                              Name: Roger S. Begelman
                                              Title: Attorney-in-fact


                                          GOLDMAN SACHS CAPITAL KORYO GEN PAR,
                                          L.L.C.


                                          By: /s/ Roger S. Begelman
                                              ----------------------------------
                                              Name: Roger S. Begelman
                                              Title: Attorney in fact


                                          GOLDMAN SACHS CAPITAL Chosun, LTD.


                                          By: /s/ Roger S. Begelman
                                              ----------------------------------
                                              Name: Roger S. Begelman
                                              Title: Attorney-in-fact


                                          GOLDMAN SACHS CAPITAL Shilla, LTD.


                                          By: /s/ Roger S. Begelman
                                              ----------------------------------
                                              Name:  Roger S.
                                              Begelman
                                              Title:
                                              Attorney-in-fact

                                    EXHIBITS

Exhibit 1               Joint Filing Agreement, dated as of November 26, 2001

Exhibit 2 Amended and Restated Investment Agreement, dated as of September 4, 2001, by and among GS Koryo LP and the Company

Exhibit 3 Indenture and Indenture Side Letter, each dated as of June 14, 1999 relating to Old Kookmin's 3.00% Subordinated Convertible Bonds Due 2005

Exhibit 4 Power of Attorney, dated as of December 8, 2000 delivered by The Goldman Sachs Group, Inc.

Exhibit 5 Power of Attorney, dated as of November 23, 2001, delivered by Goldman Sachs (Asia) L.L.C.

Exhibit 6 Power of Attorney dated as of November 20, 2001, delivered by Goldman Sachs Capital Koryo, L.P.

Exhibit 7 Power of Attorney, dated as of November 20, 2001, delivered by Goldman Sachs Capital Koryo Gen Par, L.L.C.

Exhibit 8 Power of Attorney, dated as of November 20, 2001, delivered by Goldman Sachs Capital Chosun, Ltd.

Exhibit 9 Power of Attorney, dated as of November 20, 2001, delivered by Goldman Sachs Capital Shilla, Ltd.

                                   SCHEDULE I

                  The name of each director of The Goldman Sachs Group, Inc. is set forth below.

                  The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

                  Each director listed below is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

       Name                               Present Principal Occupation

Henry M. Paulson, Jr.              Chairman and Chief Executive Officer of The
                                   Goldman Sachs Group, Inc.
Robert J. Hurst                    Vice Chairman of The Goldman Sachs Group,
                                   Inc.
John A. Thain                      President and Co-Chief Operating Officer of
                                   The Goldman Sachs Group, Inc.
John L. Thornton                   President and Co-Chief Operating Officer of
                                   The Goldman Sachs Group, Inc.
Lord Browne of Madingley           Group Chief Executive of BP Amoco plc
James A. Johnson                   Chairman and Chief Executive Officer of
                                   Johnson Capital Partners
John H. Bryan                      Chairman of Sara Lee Corporation
Ruth J. Simmons                    President of Brown University
Margaret C. Whitman                President and Chief Executive Officer of eBay
                                   Inc.

                                   SCHEDULE II

                  The name of each director of Goldman Sachs (Asia) L.L.C. is set forth below.

                  The business address for each director listed below except David K. Chang and Jinsuk T. Oh is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong, People's Republic of China. The business address of David K. Chang is Hung Kuo Building, 11th Floor, 207 Tun Hua South Road, Sec. 2, Taipei, Taiwan. The business address of Jinsuk T. Oh is 21st Floor, HungKuk Life Insurance Building, 226 Shin Mun Ro 1Ga, Chong Ro-Gu, Seoul, Korea.

                  Each director listed below is a United States citizen except David K. Chang, Richard J. Gnodde, Ian Mukherjee and Jinsuk T. Oh. David K. Chang is a citizen of Taiwan. Richard J. Gnodde is a citizen of both Ireland and South Africa. Ian Mukherjee is a citizen of the United Kingdom. Jinsuk T. Oh is a citizen of South Korea.

                  The present principal occupation or employment of each of the listed persons is set forth below.

Name                          Present Principal Occupation
----------------------        --------------------------------------------------
James M. Sheridan             Managing Director of Goldman Sachs (Asia) L.L.C.
Peter M. Brooks               Managing Director of Goldman Sachs (Asia) L.L.C.
Michael J. Carr               Managing Director of Goldman Sachs (Asia) L.L.C.
David K. Chang                Managing Director of Goldman Sachs (Asia) L.L.C.
Richard J. Gnodde             Managing Director of Goldman Sachs (Asia) L.L.C.
Theresa E. MacCabe            Managing Director of Goldman Sachs (Asia) L.L.C.
Ian Mukherjee                 Managing Director of Goldman Sachs (Asia) L.L.C.
Junsuk T. Oh                  Managing Director of Goldman Sachs (Asia) L.L.C.
Paul M. Russo                 Managing Director of Goldman Sachs (Asia) L.L.C.
David M. Weil                 Managing Director of Goldman Sachs (Asia) L.L.C.

                                  SCHEDULE III

                  The name, position and present principal occupation of each director and executive officer of Goldman Sachs Capital Koryo Gen Par, L.L.C., the sole general partner of Goldman Sachs Capital Koryo, L.P., are set forth below.

                  The business address for all directors and/or executive officers listed below is 85 Broad Street, New York, New York 10004.

                  All directors and/or executive officers listed below are United States citizens.

Name                         Position                      Present Principal Occupation
------------------------     ------------------------      -----------------------------------------
Richard A. Friedman          Director/President            Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist         Vice President/Secretary      Vice President of Goldman, Sachs & Co.
Joseph H. Gleberman          Vice President                Managing Director of Goldman, Sachs & Co.
John E. Bowman               Vice President/Treasurer      Vice President of Goldman, Sachs & Co.
David J. Greenwald           Assistant Secretary           Managing Director of Goldman, Sachs & Co.
James B. McHugh              Assistant Secretary           Vice President of Goldman, Sachs & Co.
Beverly L. O'Toole           Assistant Secretary           Vice President of Goldman, Sachs & Co.
Patrick E. Mulvihill         Assistant Treasurer           Managing Director of Goldman, Sachs & Co.
Sarah G. Smith               Assistant Treasurer           Managing Director of Goldman, Sachs & Co.

                                   SCHEDULE IV

                  The name, position and present principal occupation of each director and executive officer of each of Goldman Sachs Capital Chosun, Ltd. are set forth below.

                  The business address for all the executive officers listed below except Mathew Willie and Lilian Chau is 85 Broad Street, New York, New York 10004. The business address for Mathew Willie and Lilian Chau is c/o Shearn Skinner Trust Company Sdn Bhd, Lot 2&3, Level 3, Wisma Lazenda, Jalan Komajuan, 87000 Federal Territory of Labuan, Malaysia.

                  All directors and/or executive officers listed below are United States citizens except for Mathew Willie and Lilian Chau, who are citizens of Malaysia.

Name                         Position                      Present Principal Occupation
------------------------     ------------------------      ---------------------------------------------
Mathew Willie                Director                      Counsel for Shearn Skinner Trust Company
Richard A. Friedman          Director                      Managing Director of Goldman, Sachs & Co.
Lilian Chau                  Secretary                     Trust Manager of Shearn Skinner Trust Company
David J. Greenwald           Assistant Secretary           Managing Director of Goldman, Sachs & Co.
James B. McHugh              Assistant Secretary           Vice President of Goldman, Sachs & Co.
John E. Bowman               Vice President                Vice President of Goldman, Sachs & Co.
Katherine B. Enquist         Vice President/Secretary      Vice President of Goldman, Sachs & Co.

                                   SCHEDULE V

                  The name, position and present principal occupation of each director and executive officer of each of Goldman Sachs Capital Shilla, Ltd. are set forth below.

                  The business address for all the executive officers listed below except Mathew Willie and Lilian Chau is 85 Broad Street, New York, New York 10004. The business address for Mathew Willie and Lilian Chau is c/o Shearn Skinner Trust Company Sdn Bhd, Lot 2&3, Level 3, Wisma Lazenda, Jalan Komajuan, 87000 Federal Territory of Labuan, Malaysia.

                  All directors and/or executive officers listed below are United States citizens except for Mathew Willie and Lilian Chau, who are citizens of Malaysia.

Name                         Position                      Present Principal Occupation
------------------------     ------------------------      ---------------------------------------------
Mathew Willie                Director                      Counsel for Shearn Skinner Trust Company
Richard A. Friedman          Director                      Managing Director of Goldman, Sachs & Co.
Lilian Chau                  Secretary                     Trust Manager of Shearn Skinner Trust Company
David J. Greenwald           Assistant Secretary           Managing Director of Goldman, Sachs & Co.
James B. McHugh              Assistant Secretary           Vice President of Goldman, Sachs & Co.
John E. Bowman               Vice President                Vice President of Goldman, Sachs & Co.
Katherine B. Enquist         Vice President/Secretary      Vice President of Goldman, Sachs & Co.